Exhibit 99
	For Release:	May 2, 2012
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE reports first quarter results and reaffirms 2012 earnings guidance
Other than weather impact, results were consistent with company's expectations

DULUTH, Minn. -ALLETE, Inc. (NYSE:ALE) today reported first quarter 2012 earnings of 66 cents per share on net income of $24.4 million and operating revenue of $240.0 million, compared to $1.07 on net income of $37.2 million and operating revenue of $242.2 million in 2011.

The first quarter of 2011 included the reversal of a $6.2 million, or 18 cent-per-share, deferred tax liability from a settlement agreement approved as part of Minnesota Power's 2010 rate case.

ALLETE's Regulated Operations segment, which includes results from Minnesota Power, Superior Water, Light & Power, and the company's investment in the American Transmission Company, recorded net income of $24.4 million versus $38.4 million in 2011. Last year's results benefited from the $6.2 million reversal of the deferred tax liability.

Results for this quarter included higher current cost recovery rider revenue, higher costs under the Square Butte purchased power agreement, increased operating and maintenance expenses, and higher depreciation expense than the first quarter of 2011 - all in line with the company's expectations.

Sales to Minnesota Power's industrial customers in 2012 were up 1.7 percent compared to a year ago as the company's taconite customers continued to produce at near full-capacity levels. This increase partially offset the impact of unseasonably warm weather during the first quarter of 2012, which adversely affected sales to residential customers. Total kilowatt-hour sales were down about one percent compared to a year ago. The weather-related impact on earnings was approximately five cents per share for the quarter.

“With the exception of the weather-related impact on earnings, our financial results for the quarter were as we had expected,” said ALLETE Chairman, President and CEO Al Hodnik. “Industrial demand for electricity is strong, and we expect that to continue.”

The Investments and Other segment recorded no net income for the quarter, compared with a $1.2 million net loss in 2011. The year-over-year increase was primarily due to lower state income tax expense and interest expenses, partially offset by higher business development expenses in 2012.

An increase in the average number of common shares outstanding in 2012 from a year ago, with proceeds used to fund the company's capital investment program, resulted in dilution of 4 cents per share over the first quarter of 2011.

“Our full year earnings guidance remains unchanged at between $2.45 and $2.65 per share for 2012,” Hodnik said. Full year guidance assumes continued strong industrial demand for electricity, increasing current cost recovery revenue, and an approximate five percent year-over-year increase in operating and maintenance expense, he said.

“We are excited about our prospects as we continue to execute our multi-year, multi-faceted growth plans.”

The company will host a conference call and webcast at 10:00 a.m. Eastern time today to discuss details of its performance for the quarter. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 4, 2012 by dialing (855) 859-2056, pass code 69662300.

ALLETE's corporate headquarters are in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light & Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, also based in Duluth, and has an eight percent equity interest in the American Transmission Company. More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.
Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended
	March 31,
	2012	2011

Operating Revenue	$240.0	$242.2

Operating Expenses
Fuel and Purchased Power	77.1	79.0
Operating and Maintenance	99.9	90.1
Depreciation	24.6	22.3
Total Operating Expenses	201.6	191.4

Operating Income	38.4	50.8

Other Income (Expense)
Interest Expense	(11.0)	(10.7)
Equity Earnings in ATC	4.6	4.4
Other	0.7	0.8
Total Other Expense	(5.7)	(5.5)

Income Before Non-Controlling Interest and Income Taxes	32.7	45.3
Income Tax Expense	8.3	8.2
Net Income	24.4	37.1
Less: Non-Controlling Interest in Subsidiaries	—	(0.1)
Net Income Attributable to ALLETE	$24.4	$37.2

Average Shares of Common Stock
Basic	36.8	34.6
Diluted	36.9	34.7

Basic Earnings Per Share of Common Stock	$0.66	$1.07
Diluted Earnings Per Share of Common Stock	$0.66	$1.07

Dividends Per Share of Common Stock	$0.46	$0.445

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31	Dec. 31,		Mar. 31	Dec. 31,
	2012	2011		2012	2011
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$118.2	$101.1	Current Liabilities	$142.5	$163.1
Other Current Assets	171.8	175.9	Long-Term Debt	856.5	857.9
Property, Plant and Equipment	2,002.8	1,982.7	Deferred Income Taxes	383.4	373.6
Regulatory Assets	339.3	345.9	Regulatory Liabilities	45.3	43.5
Investment in ATC	100.5	98.9	Defined Benefit Pension & Other Postretirement Benefit Plans	254.0	253.5
Investments	135.7	132.3	Other Liabilities	111.1	105.1
Other	38.3	39.2	Shareholders' Equity	1,113.8	1,079.3
Total Assets	$2,906.6	$2,876.0	Total Liabilities and Shareholders' Equity	$2,906.6	$2,876.0

	Quarter Ended
ALLETE, Inc.	March 31,
Income (Loss)	2012	2011
Millions
Regulated Operations	$24.4	$38.4
Investments and Other	—	(1.2)
Net Income Attributable to ALLETE	$24.4	$37.2
Diluted Earnings Per Share	$0.66	$1.07

Statistical Data
Corporate
Common Stock
High	$42.49	$39.36
Low	$39.98	$36.33
Close	$41.49	$38.97
Book Value	$29.20	$27.94

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	326	362
Commercial	364	376
Municipals	264	270
Industrial	1,868	1,837
Total Retail and Municipal	2,822	2,845
Other Power Suppliers	517	540
Total Regulated Utility	3,339	3,385
Non-regulated Energy Operations	30	27
Total Kilowatt-hours Sold	3,369	3,412

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.